UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           CIRCOR International, Inc.
                                (Name of Issuer)

                    Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                  17273K 10 9
                                 (CUSIP number)

                               Frederic B. Horne

      c/o Conifer Ledges, Ltd., 219 Liberty Square, Danvers, MA 01923-4302 (Name, address and telephone number of person authorized to receive notices and communications)

                               November 15, 1999
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 6 Pages)




----------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP NO.
17273K 10 9
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Frederic B. Horne
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                    (b) [X]
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    Not Applicable
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [ ]
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The United States of America
---------------------------------------- --------------------------------------
  NUMBER OF         7      SOLE VOTING POWER

   SHARES                  900,236
                    -----------------------------------------------------------
BENEFICIALLY        8      SHARED VOTING POWER

  OWNED BY                 0
                    -----------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER

                           900,236
  REPORTING         -----------------------------------------------------------
   PERSON           10     SHARED DISPOSITIVE POWER

    WITH:                  0
-------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    900,236
-------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
-------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.81%
-------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON *

    IN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of CIRCOR International, Inc., a Delaware corporation (the "Company"), with principal officers located at 35 Corporate Drive, Burlington, Massachusetts 01803.


ITEM 2. IDENTITY AND BACKGROUND.

        (a)  Name

             Frederic B. Horne

             References herein to "Mr. Horne" shall be deemed to be references to Frederic B. Horne, the Reporting person.

        (b)  Residence or Business Address

             219 Liberty Square
             Danvers, MA  01923-4302

        (c)  Principal Occupation; Name and Address
             of Principal Business Office

             Independent Investor
             219 Liberty Square
             Danvers, MA  01923-4302

        (d)  Past Criminal Convictions

             None

        (e)  Past Civil Proceedings or Administrative
             Proceedings Related to Federal or State
             Securities Laws Resulting in a Judgment,
             Decree or Final Order Finding Violations or
             Enjoining Future Violations of Such Laws

             None

        (f)  Citizenship

             The United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock of the Company were acquired by Mr. Frederic B. Horne on October 18 1999, in a tax-free one-for-two pro rata stock distribution to the shareholders of Watts Industries, Inc. and no consideration was paid for such shares.

ITEM 4.  PURPOSE OF TRANSACTION.

     Frederic B. Horne acquired shares of Common Stock as a result of being a shareholder of Watts Industries, Inc. on October 18, 1999, in a tax-free one-for-two pro rata stock distribution to the shareholders of Watts Industries, Inc.

     Frederic B. Horne intends continuously to review his investment in the Company and may from time to time acquire or dispose of shares of Common Stock depending on various factors, including but not limited to general economic conditions, monetary and stock market conditions and future developments affecting Mr. Horne or the Company.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

     (a) Amount Beneficially Owned:

     Frederic B. Horne is deemed the beneficial owner of 900,236 shares of Common Stock of the Company.

     Mr. Horne's beneficial ownership consists of (i) 783,436 shares of Common Stock beneficially owned by Mr. Horne, (ii) 11,300 shares of Common Stock beneficially owned by an irrevocable trust for the benefit of Kristina M. Horne for which Mr. Horne serves as trustee, (iii) 5,500 shares of Common Stock beneficially owned by Mr. Horne as custodian for Kristina M. Horne under the Massachusetts Uniform Gifts to Minors Act, and (iv) 100,000 shares of Common Stock beneficially owned by Mr. Horne as trustee pursuant to an irrevocable trust for the benefit of Mr. Horne and Kristina M. Horne as well as future descendents, for which Mr. Horne serves as a trustee.

     Percent of Class:

     6.81% See Note 1.

     (b) Number of shares as to which such person has:

           (i)    Sole power to vote or direct the vote:  900,236

           (ii)   Shared power to vote or direct the vote:  0

           (iii)  Sole power to dispose or direct the disposition of: 900,236

           (iv)   Shared power to dispose or direct the disposition of:  0


     (c) Mr. Horne effected the following transactions during the past 60 days:

     Frederic B. Horne acquired shares of Common Stock of the Company as a result of being a shareholder of Watts Industries, Inc. on October 18, 1999, in a tax-free one-for-two pro rata stock distribution to the shareholders of Watts Industries, Inc.

     On November 10, 1999, Mr. Horne sold 10,000 shares of Common Stock at a price per share of $9.75 on the open market.

     On November 15, 1999, Mr. Horne sold 10,000 shares of Common Stock at a price per share of $10.00 on the open market.

     (d) Not applicable

     (e) Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


         None


                                     * * *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.


     Note 1: The percentages above have been determined based on information received from public filings of the Company. According to the Company's Amendment No. 2 to Form 10 (General Form for Registration of Securities), there are 13,228,877 shares of Common Stock outstanding.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





/s/ Frederic B. Horne
------------------------
Frederic B. Horne


Dated: November 16, 1999